Mail stop 03-05

      June 13, 2005


Mr. James B. Druck
Chief Executive Officer
Southwest Casino Corporation
2001 Killebrew Drive, Suite 350
Minneapolis, MN 55425

      Re:	Southwest Casino Corporation
      Form 10-KSB for the Fiscal Year Ended December 31, 2004
      File No. 000-50572
		Filed March 31, 2005

Dear Mr. Druck:

      We have reviewed your response letter dated June 6, 2005 and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2004

Note 2 - Summary of Significant Accounting Policies, page F-7 Principles of Consolidation, page F-7
1. We note your response to prior comment 1. Please tell us how you have evaluated North Metro Harness Initiative ("NMHI") as a variable interest entity ("VIE") under paragraph 5 of FIN 46(R). We note that this paragraph of FIN 46(R) details the criteria that must be evaluated in order to determine if an entity is a VIE under the standard. In this regard, it is not clear from your response how NMHI meets the criteria as a VIE under the standard. We would also note that the evaluation of NMHI should be done at the date you became involved with the entity (paragraph 6 of FIN 46(R)).

In addition, should you determine that NMHI qualifies as a VIE under
FIN 46(R), you should expand your future disclosures to include a description of your evaluation of NMHI as a VIE under the standard and any other disclosures as required by paragraphs 23-26 of FIN 46(R).

* * * * *

	Please file your response to our comments via EDGAR within 10 business days from the date of this letter. Please understand that we may have additional comments after reviewing your response.

      You may contact Tracie Northan at 202-551-3311 or me at 202-551-3812 if you have any questions on our comments.


Sincerely,



Michael Fay
Branch Chief Accountant

Via facsimile:  Thomas E. Fox, CFO
		(952) 853-9991

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Mr. James B. Druck
Southwest Casino Corporation
June 13, 2005
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